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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01865

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/20 (MM/DD/YY) AND ENDING 09/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ingalls & Snyder, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas, 18th Floor
(No. and Street)

New York	NY	10019-6066
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe, LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue, Floor 3	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Frank Stolba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ingalls & Snyder, LLC, as of September 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

CHRISTIAN C. PARK
Notary Public, State of New York
No. 02PA6295601
Qualified in Nassau County
Commission Expires 06/06/2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INGALLS & SNYDER

INVESTMENT MANAGEMENT SINCE 1924

Statement of Financial Condition

September 30, 2021
(Unaudited)

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Managing Directors and Members of
Ingalls & Snyder, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ingalls & Snyder, LLC (the "Company") as of September 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as Ingalls & Snyder, LLC's auditor since 2019.

New York, New York
November 24, 2021

INGALLS & SNYDER, LLC

Statement of Financial Condition (amounts rounded to the nearest thousand)
September 30, 2021

ASSETS	
Cash and cash equivalents	$ 10,231,000
Deposits with clearing organizations	4,624,000
Receivable from brokers and dealers and clearing organization	3,567,000
Securities borrowed	26,492,000
Receivable from customers	12,195,000
Receivable from noncustomers	434,000
Securities owned, at fair value	13,106,000
Property and equipment (net of accumulated depreciation and amortization of $3,611,000)	281,000
Operating right-of-use asset	3,565,000
Fees receivable	6,091,000
Other assets	250,000
	$ 80,836,000
LIABILITIES	
Short-term bank loans	$ 20,000
Payable to brokers and dealers	2,062,000
Payable to customers	31,497,000
Payable to noncustomers	11,242,000
Securities sold, not yet purchased, at fair value	1,451,000
Accrued compensation	2,457,000
Operating lease liability	3,905,000
Accounts payable, accrued expenses and other liabilities	1,566,000
	54,200,000
MEMBERS' CAPITAL	26,636,000
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 80,836,000

See Notes to the Statement of Financial Condition

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Ingalls & Snyder, LLC (the "Company"), a limited liability company under the laws of the State of New York, is a clearing broker-dealer and an investment advisor registered with the Securities and Exchange Commission (the "SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business comprises several classes of services, including principal transactions, agency transactions and investment advisory services.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

[2] Cash equivalents:

The Company considers all highly liquid instruments with an initial maturity of three months or less to be cash equivalents. Cash is carried at cost which approximates fair value.

[3] Recently adopted accounting guidance:

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 eliminates, adds and modifies certain disclosure requirements for fair value measurements. The Company adopted the standard on October 1, 2020, which did not have a material impact on the Company's fair value measurements and disclosures.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The main objective of this new standard is to provide financial statement users with more decision-useful information about the expected credit losses on financial assets and other commitments to extend credit held by a reporting entity at each reporting date. ASU 2016-13 applies to all entities and is effective for fiscal years beginning after December 15, 2019 for "public entities", including non-public registered broker-dealers. The Company adopted the update on October 1, 2020. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Many of the Company's financial assets measured at amortized cost basis are eligible for the collateral maintenance practical expedient as described in FASB ASC 326-20-35-6. The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. The Company elects to use the practical expedient when eligible. The Company determines if it is eligible for the collateral maintenance provision practical expedient, considers the credit quality of these assets, and the related need for an allowance for credit losses, based on several factors, including: 1) the daily revaluation of the underlying collateral used to secure the customer's borrowings and collateral, 2) the customer's continuing ability to meet additional collateral requests based on decreases in the market value of the collateral, and 3) its right to sell the securities collateralizing the borrowings, if

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

additional collateral requests are not met by the customer or the amounts borrowed are not returned on demand. Under the collateral maintenance provision practical expedient, the Company compares the amortized cost basis with the fair value of collateral at the reporting date. When the fair value of the collateral is equal to or exceeds the amortized cost basis of the financial asset and the Company reasonably expects the counterparty to continue to replenish the collateral as necessary to meet the requirements of the contract, the practical expedient permits the Company to consider that the expectation of nonpayment of the amortized cost basis is zero. At September 30, 2021, the Company deemed securities borrowed, receivable from clearing organization, and receivables from customers and non-customers to be eligible for the collateral maintenance practical expedient. See Notes E and F for further explanation.

For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

[4] Securities transactions:

The Company carries its securities owned and securities sold, not yet purchased, at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs. Unobservable inputs reflect the assumptions that management develops based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Level 1 assets and liabilities, including stocks and United States Treasury bills, are valued on the last business day of the reporting period at the last available reported sales price on the primary securities exchange on which the security is traded.

Corporate bonds and preferred stock are classified within Level 2 of the fair value hierarchy and valued based on recently executed transactions or price quotations.

Investments are classified within Level 3 of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

to measure fair value to the extent that observable inputs are not available. Investments that are classified within Level 3 are recorded at fair value as determined in good faith by management taking into consideration pertinent information, such as available markets, marketability, restrictions on disposition, original purchase price, estimates of liquidation value, current financial position, operating results and other appropriate information.

For positions that are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability and such adjustments are generally based on available market information. In the absence of such evidence, management's best estimate is used.

The values assigned to securities owned and securities sold, not yet purchased and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such differences could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and therefore valuation estimates may differ from the value realized upon disposition of individual positions.

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customer and noncustomer securities transactions and related commission income and expenses are reported on both a trade-date and settlement-date basis depending on the respective transactions. Discounts and premiums on securities purchased are accreted and amortized over the lives of the respective securities.

All continuous net settlement (CNS) transactions are netted at the applicable clearing organization to one cash settlement position due to, or due from the Company, and therefore amounts receivable and payable for securities transactions that have reached their contractual settlement date are recorded net on the statement of financial condition.

[5] Property and equipment:

Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is provided by both the straight-line and accelerated methods over estimated useful lives of three to seven years. Leasehold improvements are amortized by the straight-line method over the shorter of the term of the related lease or useful life.

[6] Income taxes:

As a limited liability company, the Company is not subject to federal and state income taxes. However, the Company is subject to unincorporated business taxes in several jurisdictions in which the Company does business. Each member's distributive share of the Company's net income or loss is reported by each member on their individual income tax returns.

The Company has not recognized in this financial statement any interest or penalties related to income taxes and has no material unrecognized tax benefits. With few exceptions, the Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years ending prior to September 30, 2018.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[7] Use of estimates:

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE C - CASH SEGREGATED UNDER FEDERAL REGULATIONS

Effective September 30, 2021, no cash has been segregated in special reserve bank accounts for the exclusive benefit of customers, pursuant to Rule 15c3-3 of the SEC.

NOTE D - RELATED PARTY TRANSACTIONS

Receivable from and payable to noncustomers represent amounts receivable from or payable to the managing members of the Company.

The Company has an investment in the general partner and a general partner interest in an affiliated investment company with both a cash and fair value of $100,000 as of September 30, 2021.

The Company provides management and administration services to affiliated investment companies. As of September 30, 2021, there is $42,000 included in fees receivable on the statement of financial condition.

NOTE E - RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS AND CLEARING ORGANIZATIONS

The Company's receivables from and payables to broker dealers and clearing organizations include amounts receivable from unsettled trades executed on behalf of customers, amounts receivable and payable for securities failed to deliver and receive, respectively, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short time. The Company continually reviews the credit quality of its counterparties. Amounts receivable from and payable to brokers and dealers and clearing organizations at September 30, 2021 consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 2,470,000	$ 2,062,000
Receivable from clearing organization	1,091,000	-
Due from brokers	6,000	-
	$ 3,567,000	$ 2,062,000
Deposits with clearing organizations	4,624,000	-
Securities borrowed	26,492,000	-
Total	$ 34,683,000	$ 2,062,000

Securities borrowed transactions require the Company to deliver cash to the lender in exchange for securities. The market value of securities borrowed is monitored, with additional collateral obtained to ensure full collateralization. The Company applies the practical expedient based on collateral maintenance

NOTE E - RECEIVABLE FROM AND PAYABLE TO BROKERS AND DEALERS AND CLEARING ORGANIZATIONS (CONTINUED)

provisions in estimating an allowance for credit losses for securities borrowed receivables. The Company has established policies and procedures for mitigating credit risk on securities borrowed transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties. The Company minimizes credit risk associated with these activities by daily monitoring collateral values and requiring additional collateral to be deposited with the Company as permitted under contractual provisions. At September 30, 2021, the fair value of the securities borrowed was $25,944,000.

NOTE F - RECEIVABLE FROM AND PAYABLE TO CUSTOMERS AND NONCUSTOMERS

The Company's receivables from its brokerage customers include margin loans and accrued interest on these loans. Margin loans represent credit extended to customers to finance their purchases of securities by borrowing against securities they own and are fully collateralized by these securities in customer accounts. Collateral is maintained at required levels at all times. The borrowers of a margin loan are contractually required to continually adjust the amount of the collateral as its fair value changes. The Company subjects the borrowers to an internal qualification process to align investing objectives, and monitors customer activity. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans. Receivables from customers are collateralized by $11,025,000 of securities owned by customers. Receivables from non-customers are adequately collateralized by securities owned by non-customers.

NOTE G - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, consist of trading and investment securities at fair value as follows:

	Fair Value Hierarchy				
	Level 1	Level 2	Level 3	NAV	Total
Securities Owned:					
Corporate bonds	$ -	$ 2,396,000	$ -	$ -	$ 2,396,000
United States Treasury bills	10,498,000	-	-	-	10,498,000
Stocks	112,000	-	-	-	112,000
Affiliated investment company (*)	-	-	-	100,000	100,000
	$ 10,610,000	$ 2,396,000	$ -	$ 100,000	$ 13,106,000
Securities Sold, Not Yet Purchased: Corporate bonds	$ -	$ 1,451,000	$ -	$ -	$ 1,451,000

(*) Investments in affiliated investment company represents an interest in a private investment company that does not trade in an active market and represents an investment that may require a lock up or future capital commitments. The Company has elected to value the affiliated investment company using the net asset value ("NAV") of the investment company as reported by the investment company without adjustment, unless it is probable that the investment will be sold at a value significantly different than the reported NAV. At September 30, 2021, the affiliated investment company is valued at its reported NAV.

NOTE H – FAIR VALUE

The following table presents the carrying values and estimated fair values at September 30, 2021, of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy.

	Carrying Value	Fair Value Hierarchy Level 1	Level 2	Level 3	NAV	Total
Deposits with clearing organizations	$ 4,624,000	$ -	$ 4,624,000	$ -	$ -	$ 4,624,000
Securities borrowed	26,492,000	-	26,492,000	-	-	26,492,000
Receivable from brokers and dealers and clearing organization	3,567,000	-	3,567,000	-	-	3,567,000
Receivable from customers	12,195,000	-	12,195,000	-	-	12,195,000
Receivable from noncustomers	434,000	-	434,000	-	-	434,000
Fees receivable	6,091,000	-	6,091,000	-	-	6,091,000
	$53,403,000	$ -	$ 53,403,000	$ -	$ -	$ 53,403,000
Short-term bank loans	$ 20,000	$ -	$ 20,000	$ -	$ -	$ 20,000
Payable to brokers and dealers	2,062,000	-	2,062,000	-	-	2,062,000
Payable to customers	31,497,000	-	31,497,000	-	-	31,497,000
Payable to noncustomers	11,242,000	-	11,242,000	-	-	11,242,000
Accrued compensation	2,457,000	-	2,457,000	-	-	2,457,000
Accounts payable, accrued expenses and other liabilities	1,566,000	-	1,566,000	-	-	1,566,000
	$48,844,000	$ -	$ 48,844,000	$ -	$ -	$ 48,844,000

NOTE I - BANK LOANS

Customer loans of $10,000 are collateralized by $29,000 of securities owned by customers. Noncustomer loans of $10,000 are collateralized by $36,000 of securities owned by the noncustomers.

NOTE J - FINANCIAL INSTRUMENTS AND RISK

Trading activities subject the Company to market, credit and interest rate risks. Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments. Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive investments will increase or decrease because of changes in interest rates. The Company has sold securities that it does not currently own and is therefore obligated to purchase such securities at a future date. The Company will incur a loss if the fair value of the securities increases.

In the normal course of business, the Company's customer and noncustomer activities involve the execution, settlement and financing of various customer and noncustomer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer, noncustomer or other broker is unable to fulfill its contracted obligations.

Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which customers and noncustomers may incur. In the event the customer or noncustomer fails to satisfy its obligations, the Company may be required to purchase

NOTE J - FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

or sell financial instruments at prevailing market prices in order to fulfill the customer's or noncustomer's obligations.

In accordance with industry practice, the Company records customer and noncustomer transactions on a settlement date basis, which is generally two business days after the trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customers' or noncustomers' inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices.

The Company's customer and noncustomer financing and securities settlement activities require the Company to pledge customer and noncustomer securities as collateral in support of secured bank loans. In the event the counterparty is unable to meet its contracted obligation to return customer and noncustomer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer or noncustomer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. Additionally, the Company establishes credit limits for such activities and monitors compliance on a daily basis. At September 30, 2021, the market value of customer and noncustomer securities pledged under these secured financing transactions was in excess of amounts due.

Cash and cash equivalents are held with larger financial institutions, which at times, may exceed federally insured limits. In the event of a financial institution's insolvency, the recovery of these assets may be limited.

The Company has pledged United States Treasury bills owned by the firm guaranteeing the margin requirement at Options Clearing Corporation. The bills amounted to $4,500,000 for customer and noncustomer requirements. At September 30, 2021, there was no margin requirement for customers and noncustomers.

The Company is engaged in brokerage activities whose counterparties consist of registered brokers or dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In December 2019, a novel strain of coronavirus has spread around the world, with resulting business and social disruption. The coronavirus was declared a Public Health Emergency of International Concern by the World Health Organization on January 30, 2020. The operations and business results of the Company could be materially adversely affected. The extent to which the coronavirus may impact business activity or investment results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions required to contain the coronavirus or treat its impact, among others. Through the date of this report the Company has not experienced any materially adverse impact to its operations or business results due to the coronavirus.

NOTE K - PROPERTY AND EQUIPMENT

Property and equipment at September 30, 2021 consist of the following:

Furniture and fixtures	$ 775,000
Equipment	2,091,000
Computer software	246,000
Leasehold improvements	780,000
	3,892,000
Less accumulated depreciation and amortization	(3,611,000)
Property and equipment, net	$ 281,000

NOTE L - EMPLOYEE BENEFIT PLAN

The Company sponsors a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all eligible employees. Participant contributions to the plan are voluntary and are subject to limitations. The Company may also make discretionary contributions to the plan.

NOTE M – OPERATING LEASE

The Company rents office space under a long-term operating lease expiring in September of 2024 (the "Lease"). The Lease has no renewal option. The Lease calls for base rent plus escalations for property taxes and other operating expenses. Future minimum base rent payments under the Lease, as of September 30, 2021, are as follows:

Year Ending September 30,	
2022	1,418,000
2023	1,418,000
2024	1,418,000
Total undiscounted lease payments	$ 4,254,000
Less imputed interest	(349,000)
Net operating lease liability	$ 3,905,000

The Company entered into the Lease in the normal course of business. The office space under the Lease is used primarily for financial centers, back office operations locations and business development offices.

The Lease is classified as an operating lease at the lease commencement date. The operating right-of-use asset represents the Company's right to use an underlying asset for the lease term and the operating lease liability represents the Company's obligation to make lease payments arising from the lease. The operating right-of-use asset and operating lease liability are recognized at the lease commencement date based on the estimated present value of the lease payments over the lease term. The Company has elected not to

NOTE M – OPERATING LEASE (CONTINUED)

recognize leases with original lease terms of twelve months or less on the statement of financial condition.

The Company uses its incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known. The Company's incremental borrowing rate was approximately 6% based on the historical interests on previous loans adjusted for the lease term and other factors.

NOTE N - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method allowed by the rules. At September 30, 2021, the Company had net capital of $23,526,000 and its required minimum net capital was $1,000,000 as an executing broker under prime broker regulations.

NOTE O - SUBSEQUENT EVENTS

From October 1, 2021 through November 24, 2021, there were no returns of members' capital or additional contributions and aggregate distributions to members amounted to $1,776,000.

For More Information

The most recent annual audited financial statements of Ingalls & Snyder, LLC prepared pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, have been filed with the New York regional office of the Securities and Exchange Commission and is available for review at our headquarters: 1325 Avenue of the Americas, 18th Floor, New York, NY 10019.